December 22, 2011

Ms. Jennifer Thompson, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, DC 20549

RE:	Publix Super Markets, Inc.
Form 10-K
Filed February 28, 2011
File No. 000-00981

Dear Ms. Thompson:

This letter is in response to your letter dated December 16, 2011. After our conference call on December 20, 2011, we have decided to appeal this matter to the Office of the Chief Accountant. We will submit our appeal to the Office of the Chief Accountant with a copy to you.

Sincerely,

/s/ David P. Phillips
David P. Phillips
Chief Financial Officer and Treasurer